SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported):   May 6, 2003

PARKWAY PROPERTIES, INC.
(Exact Name of registrant as specified in charter)

Maryland	1-11533	74-2123597
(State or other jurisdiction of incorporation	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place Suite 1000
188 East Capitol Street
P.O. Box 24647
Jackson, MS 39225-4647
(Address of principal executive offices)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
Former name or former address, if changed since last report

ITEM 7.   **Financial Statements and Exhibits.**

(c)   **Exhibits**

99.1   Press Release of the Company dated May 5, 2003, announcing the results of operations of the Company for the quarter ended March 31, 2003.

ITEM 9.   **Regulation FD Disclosure.**

This information set forth under "Item 9. Regulation FD Disclosure" is intended to be furnished under "Item 12. Results of Operations and Financial Condition" in accordance with SEC Release No. 33-8216.

On May 5, 2003, Parkway Properties, Inc. issued a press release regarding its results of operations for the quarter ended March 31, 2003. A copy of this press release is attached hereto as Exhibit 99.1.

On May 6, 2003, Parkway Properties, Inc. held its earnings conference call for the quarter ended March 31, 2003.

The information furnished to the SEC pursuant to this item is furnished pursuant to the public release of information in the press release on May 5, 2003 and on the Company's May 6, 2003 earnings conference call.

The information set forth in this Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not incorporated by reference into any filing of Parkway Properties, Inc., whether made before or after the date hereof, regardless of any general incorporation language in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 6, 2003


PARKWAY PROPERTIES, INC.

By: /s/ Regina P. Shows
         Regina P. Shows
         Chief Accounting Officer
